Press Release
 October 31, 2005

ACQUISITION OF A 100% INTEREST IN THE
POSTE LEMOYNE PROPERTY

Virginia Gold Mines Inc. (“Virginia”) announces the signing of an agreement with GlobeStar Mining Corporation (“GlobeStar”) pursuant to which Virginia acquires GlobeStar’s 50% interest in the Poste Lemoyne property against the issuance of 160,000 shares of Virginia to GlobeStar. GlobeStar retains a 1% Net Smelter Returns (N.S.R.). Virginia has been granted a buyback right to purchase half (0.5%) N.S.R. for a total payment of CA$500,000.

The Poste Lemoyne property, consisting of 112 claims and located in the James Bay region, is the host to total resources (measured and inferred) of 94,854 oz at a grade of 14.5 g/t /Au (National Instrument 43-101 – published on April 8, 2003).

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with approximately 45 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For additional information, please contact:

André Gaumond, President
Paul Archer, V.P. Exploration (QP)
Amélie Laliberté, Investor Relations
Tel.:(800) 476-1853 – (418) 694-9832
Fax: (418) 694-9120
Email: mines@virginia.qc.ca
Web : www.virginia.qc.ca